

April 11, 2013

Via E-mail
Mr. Ronald M. Lombardi
Chief Executive Officer
Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, New York 10591

Re: Prestige Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 18, 2012
Form 10-Q for the Quarterly Period Ended December 31, 2012
Filed February 7, 2012
File No. 001-32433

Dear Mr. Lombardi:

        We have reviewed your March 12, 2013 response to our February 27, 2013 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the nine months ended December 31, 2012
Note 10. Long Term Debt, page 13

1. We note your response to prior comment 4. Please revise your table in Appendix A to also include the quantitative impact of the errors on the quarterly period ended March 31, 2012 and an analysis to clarify whether the impacts are material to that quarter and the reasons why or why not.

Note 21. Condensed Consolidating Financial Statements, page 25

2. We note your response to prior comment 5. Please address the following:

- On page 13 you reference 100% owned subsidiaries but in Note 21, you refer to wholly-owned subsidiaries. Please confirm that the issuer subsidiary and the guarantor subsidiaries referred to in Note 21 are 100% owned and, if so, revise your disclosure in future filings to clarify this information.
- Please provide us additional materiality quantification analyses for the fiscal years ended March 31, 2011 and March 31, 2012 and the quarterly periods ended June 30, 2012 and September 30, 2012
- Please tell us what annual and quarterly interim and year to date periods contain errors for which you proposed not to include corrected condensed consolidated financial information in future filings.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant